===============================================================================





                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  -----------
                                  FORM 10-Q







           QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

              FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1998






                      L-3 COMMUNICATIONS HOLDINGS, INC.
                                     AND
                        L-3 COMMUNICATIONS CORPORATION

                               600 THIRD AVENUE
                              NEW YORK, NY 10016
                          TELEPHONE: (212) 697-1111

                        State of incorporation: Delaware
             IRS identification numbers: 13-3937434 and 13-3937436








===============================================================================

                    L-3 COMMUNICATIONS HOLDINGS, INC. AND
                        L-3 COMMUNICATIONS CORPORATION
                        FORM 10-Q QUARTERLY REPORT FOR
                       QUARTER ENDED SEPTEMBER 30, 1998

                        PART I -- FINANCIAL INFORMATION:

                                                                                        PAGE NO.
                                                                                      ----------
ITEM 1.    Financial Statements

           Condensed Consolidated Balance Sheets as of September 30, 1998 and
            December 31, 1997.........................................................      3

           Condensed Consolidated (Combined) Statements of Operations for the Three
            and Nine Months ended September 30, 1998 and September 30, 1997 ..........    4-5

           Condensed Consolidated (Combined) Statements of Cash Flows for the Nine
            Months ended September 30, 1998 and September 30, 1997....................      6

           Notes to Condensed Consolidated (Combined) Financial Statements ...........      7

ITEM 2.    Management's Discussion and Analysis of Results of Operations and
           Financial Condition........................................................     13

                          PART II--OTHER INFORMATION:

ITEM 6.    Exhibits and Reports on Form 8-K...........................................     20

ITEM 1. FINANCIAL STATEMENTS
-----------------------------

                      L-3 COMMUNICATIONS HOLDINGS, INC.
                      AND L-3 COMMUNICATIONS CORPORATION

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  SEPTEMBER 30, 1998  DECEMBER 31, 1997
                                                                  ------------------ -----------------
                                                                      (UNAUDITED)
                              ASSETS
Current assets:
 Cash and cash equivalents ......................................     $    5,687          $ 77,474
 Contracts in process ...........................................        345,812           167,202
 Net assets held for sale .......................................             --             6,653
 Deferred income taxes ..........................................          8,461            13,298
 Other current assets ...........................................         16,444             2,750
                                                                  ------------------ -----------------
  Total current assets ..........................................        376,404           267,377
                                                                  ------------------ -----------------
Property, plant and equipment ...................................        143,125            95,034
 Less, accumulated depreciation and amortization ................         25,941            12,025
                                                                  ------------------ -----------------
                                                                         117,184            83,009
                                                                  ------------------ -----------------
Intangibles, primarily cost in excess of net assets acquired, net
 of amortization ................................................        608,380           297,503
Deferred income taxes ...........................................         53,939            24,217
Other assets ....................................................         40,359            31,298
                                                                  ------------------ -----------------
                                                                      $1,196,266          $703,404
                                                                  ================== =================
               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt ..............................     $       --          $  5,000
 Accounts payable, trade ........................................         55,326            33,052
 Accrued employment costs .......................................         56,178            31,162
 Customer advances ..............................................         40,097            15,989
 Amounts in excess of costs incurred ............................         18,531            18,469
 Accrued interest ...............................................         16,664             4,419
 Other current liabilities ......................................         48,593            27,476
                                                                  ------------------ -----------------
  Total current liabilities .....................................        235,389           135,567
                                                                  ------------------ -----------------
Pension and postretirement benefits .............................         94,438            38,113
Other liabilities ...............................................         11,662             5,009
Long-term debt ..................................................        560,000           392,000
Commitments and contingencies
Common stock subject to repurchase agreement ....................             --            19,048
Shareholders' Equity
 Common Stock, $.01 par value; authorized 100,000,000 shares,
  issued 27,363,617 and 17,056,000 shares .......................            274               171
 Capital surplus ................................................        272,160           110,191
 Retained earnings ..............................................         30,995            12,305
 Equity adjustments .............................................         (8,652)           (9,000)
                                                                  ------------------ -----------------
Total Shareholders' equity ......................................        294,777           113,667
                                                                  ------------------ -----------------
                                                                      $1,196,266          $703,404
                                                                  ================== =================

          See notes to condensed consolidated financial statements.

                      L-3 COMMUNICATIONS HOLDINGS , INC.
                      AND L-3 COMMUNICATIONS CORPORATION

               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                 (UNAUDITED)

                                               THREE MONTHS ENDED
                                                 SEPTEMBER 30,
                                             ----------------------
                                                1998        1997
                                             ---------- ----------
Sales.......................................  $291,312    $174,822
Cost and expenses ..........................   261,244     156,968
                                             ---------- ----------
Operating income ...........................    30,068      17,854
Interest income ............................       711         428
Interest expense ...........................    13,584       9,717
                                             ---------- ----------
Income before income taxes .................    17,195       8,565
Income taxes ...............................     6,728       3,289
                                             ---------- ----------
Net income .................................  $ 10,467    $  5,276
                                             ========== ==========
Earnings per common share:
 Basic .....................................  $   0.38    $   0.26
                                             ---------- ----------
 Diluted ...................................  $   0.37    $   0.26
                                             ---------- ----------
Weighted average common shares outstanding:
 Basic .....................................    27,364      20,000
                                             ---------- ----------
 Diluted ...................................    28,663      20,000
                                             ---------- ----------

          See notes to condensed consolidated financial statements.

                      L-3 COMMUNICATIONS HOLDINGS, INC.
                      AND L-3 COMMUNICATIONS CORPORATION

          CONDENSED CONSOLIDATED (COMBINED) STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             PREDECESSOR
                                          COMPANY            COMPANY           COMPANY
                                    ------------------ ------------------  --------------
                                        NINE MONTHS         SIX MONTHS      THREE MONTHS
                                           ENDED              ENDED             ENDED
                                    SEPTEMBER 30, 1998  SEPTEMBER 30, 1997 MARCH 31, 1997
                                    ------------------ ------------------  --------------
                                        (UNAUDITED)        (UNAUDITED)
Sales .............................      $708,300            $342,852         $158,873
Cost and expenses .................       644,681             314,287          150,937
                                    ------------------ ------------------  --------------
Operating income ..................        63,619              28,565            7,936
Interest income ...................         2,287                 537               --
Interest expense ..................        35,230              19,796            8,441
                                    ------------------ ------------------  --------------
Income (loss) before income taxes          30,676               9,306             (505)
Income taxes ......................        11,986               5,349             (247)
                                    ------------------ ------------------  --------------
Net income (loss) .................      $ 18,690            $  3,957         $   (258)
                                    ================== ==================  ==============

 Earnings per common share:
 Basic .....................................  $  0.78  $  0.20
                                             -------- --------
 Diluted ...................................  $  0.75  $  0.20
                                             -------- --------
Weighted average common shares outstanding:
 Basic .....................................   23,870   20,000
                                             -------- --------
 Diluted ...................................   25,044   20,000
                                             -------- --------

     See notes to condensed consolidated (combined) financial statements.

                      L-3 COMMUNICATIONS HOLDINGS , INC.
                      AND L-3 COMMUNICATIONS CORPORATION

          CONDENSED CONSOLIDATED (COMBINED) STATEMENTS OF CASH FLOWS

                                (IN THOUSANDS)

                                                                                           PREDECESSOR
                                                        COMPANY            COMPANY           COMPANY
                                                  ------------------ ------------------  --------------
                                                      NINE MONTHS         SIX MONTHS      THREE MONTHS
                                                         ENDED              ENDED             ENDED
                                                  SEPTEMBER 30, 1998  SEPTEMBER 30, 1997 MARCH 31, 1997
                                                  ------------------ ------------------  --------------
                                                      (UNAUDITED)        (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss) ...............................      $  18,690          $   3,957         $   (258)
Depreciation and amortization ...................         26,651             13,063            7,790
Noncash compensation charge .....................             --              4,410               --
Amortization of deferred debt issue costs  ......          1,805              1,012               --
Deferred income taxes ...........................         11,611              5,349               --
Changes in operating assets and liabilities, net
 of amounts acquired.............................
  Contracts in process ..........................        (13,887)            11,658          (17,475)
  Other current assets ..........................          1,521             (1,113)            (481)
  Other assets ..................................           (681)             3,912             (765)
  Accounts payable ..............................           (536)            (4,879)            (207)
  Accrued employment costs ......................          8,684             12,651             (625)
  Customer advances .............................        (18,376)             2,518            1,146
  Amounts in excess of costs incurred ...........         (1,578)            (1,643)          (3,037)
  Accrued interest ..............................         11,351             11,752               --
  Other current liabilities .....................            200             (6,741)          (1,867)
  Pension and postretirement benefits ...........            135               (567)              --
  Other liabilities .............................          2,255              1,039             (500)
  All other operating activities ................            348                 --               --
                                                  ------------------ ------------------  --------------
Net cash from (used in) operating activities  ...         48,193             56,378          (16,279)
                                                  ------------------ ------------------  --------------
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired         (412,526)          (470,700)              --
Net change in assets held for sale ..............             --              1,503               --
Proceeds from assets held for sale ..............          6,653                 --               --
Purchases of investments ........................           (300)            (4,020)              --
Capital expenditures ............................        (12,691)            (6,436)          (4,300)
Disposition of property, plant and equipment  ...          1,029                649               --
                                                  ------------------ ------------------  --------------
Net cash used in investing activities ...........       (417,835)          (479,004)          (4,300)
                                                  ------------------ ------------------  --------------
FINANCING ACTIVITIES:
Borrowings under revolving credit facility  .....        271,800            175,000               --
Repayment of borrowings under revolving credit
 facility .......................................       (116,800)                --               --
Proceeds from sale of 8 1/2% senior subordinated
 notes ..........................................        180,000                 --               --
Proceeds from sale of 10 3/8% senior
 subordinated notes .............................             --            225,000               --
Proceeds from sale of common stock, net  ........        139,500             80,000               --
Debt issuance costs .............................         (7,718)           (15,607)              --
Repayment of term loan facilities ...............       (172,000)            (2,000)              --
Proceeds from exercise of stock options  ........          3,073                 --               --
Advances from Lockheed Martin ...................             --                 --           20,579
                                                  ------------------ ------------------  --------------
Net cash from financing activities ..............        297,855            462,393           20,579
                                                  ------------------ ------------------  --------------
Net increase (decrease) in cash .................        (71,787)            39,767               --
Cash and cash equivalents, beginning of the
 period .........................................         77,474                 --               --
                                                  ------------------ ------------------  --------------
Cash and cash equivalents, end of the period  ...      $   5,687          $  39,767         $     --
                                                  ================== ==================  ==============

     See notes to condensed consolidated (combined) financial statements.

                     L-3 COMMUNICATIONS HOLDINGS INC. AND
                        L-3 COMMUNICATIONS CORPORATION

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                       (COMBINED) FINANCIAL STATEMENTS

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

   The accompanying unaudited condensed consolidated (combined) financial statements include the assets, liabilities and results of operations of L-3 Communications Holdings, Inc. ("Holdings", and together with its subsidiaries, "L-3" or the "Company"), the successor company, following the change in ownership effective as of April 1, 1997. Prior to April 1, 1997, the statements comprise the operations of (i) nine business units previously purchased by Lockheed Martin Corporation ("Lockheed Martin") as part of its acquisition of Loral Corporation ("Loral") in April 1996 and (ii) one business unit, Communication Systems-East, purchased by Lockheed Martin as part of its acquisition of the aerospace business of GE in April 1993 (collectively, the "Business" or the "Predecessor Company"). The combined financial statements of the Predecessor Company reflect the Businesses' results of operations and cash flows included in Lockheed Martin's historical financial statements. Significant intercompany and inter-business transactions and balances have been eliminated.

   The accompanying unaudited condensed consolidated (combined) financial statements also include the financial statements of L-3 Communications Corporation ("L-3 Communications"), which is wholly owned by Holdings. Holdings owns all of the authorized, issued and outstanding common stock, par value $0.01 per share, of L-3 Communications. Holdings has no other assets or liabilities and conducts no operations other than through its subsidiary, L-3 Communications.

   The accompanying unaudited condensed consolidated (combined) financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC"); accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The combined statement of operations for the three months ended March 31, 1997 has been derived from the audited financial statements of the Predecessor Company for such period. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results for the interim periods presented have been included. The results of operations for the interim periods are not necessarily indicative of results for the full year. For further information, the interim financial statements should be read in conjunction with the Company's Consolidated (Combined) Financial Statements as of December 31, 1997 and notes thereto included in L-3 Communications' Annual Report on Form 10-K for fiscal year ended December 31, 1997, as amended by Form 10-K/A.

   The Company is a supplier of sophisticated secure communications systems and specialized communication products including secure, high data rate communication systems, microwave components, avionics and ocean systems, telemetry, instrumentation and space products. The Company's customers include the Department of Defense (the "DoD"), selected U.S. Government intelligence agencies, major aerospace/defense prime contractors and commercial customers.

   Substantially all the Company's products are sold to agencies of the U.S. Government, primarily the DoD, to foreign government agencies or to prime contractors or subcontractors thereof. All domestic government contracts and subcontracts of the Businesses are subject to audit and various cost controls, and include standard provisions for termination for the convenience of the U.S. Government. Multi-year U.S. Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the government.

2. COMMON STOCK INITIAL PUBLIC OFFERING

   On May 19, 1998, Holdings sold 6.9 million shares of its Common Stock in an Initial Public Offering ("IPO") representing 25.2% of Holdings' Common Stock. The net proceeds of the IPO amounted to

                     L-3 COMMUNICATIONS HOLDINGS INC. AND
                        L-3 COMMUNICATIONS CORPORATION

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  (COMBINED) FINANCIAL STATEMENTS--CONTINUED

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

$139,500 and were contributed by Holdings to L-3 Communications. After the completion of the IPO, the Lehman Partnership and Lockheed Martin owned 36.6% and 24.9%, respectively, of the outstanding shares of Holdings' Common Stock.

   Immediately prior to the IPO, each authorized share of Holdings Class A Common Stock, Class B Common Stock and Class C Common Stock was converted into one class of common stock, the Common Stock. Each outstanding share of Class A and Class B Common Stock was converted into one share of Holdings Common Stock. There was no outstanding Class C Common Stock. The authorized Holdings Common Stock was increased to 100,000,000 shares.

3. ACQUISITIONS

  On August 13, 1998, the Company purchased all of the outstanding stock of SPD Technologies, Inc. ("SPD") for $230,000 of cash, subject to adjustment based on final closing adjusted net assets. On March 30, 1998 the Company purchased the assets of the Ocean Systems business ("Ocean Systems") of AlliedSignal, Inc. for $67,500 of cash. On March 4, 1998, the Company purchased the assets of ILEX Systems ("ILEX") for $51,900 of cash, subject to adjustment based on closing net assets, and additional consideration based on post-acquisition performance of ILEX. On February 5, 1998, the Company purchased the assets of Satellite Transmission Systems division ("STS") of California Microwave, Inc. for $27,000 of cash, subject to adjustment based upon closing net assets.

   Additionally, during the nine months ended September 30, 1998, the Company purchased five other companies for an aggregate purchase price of $24,750 paid in cash, before adjustments, as appropriate, based on closing date net assets and additional consideration based on post-acquisition performance. These acquisitions individually or in the aggregate are not expected to have a material effect on the results of operations or financial position of the Company.

   The Company financed the above-mentioned acquisitions using cash on hand, proceeds from the IPO and borrowings. All of the acquisitions have been accounted for as purchase business combinations and are included in the Company's results of operation from their effective dates.

   The assets and liabilities recorded in connection with the acquisitions of SPD, Ocean Systems, ILEX and STS are based upon preliminary estimates. Actual adjustments will be based on the final purchase prices and the final appraisals and other analyses of fair values which are in process. Management does not expect that differences between the preliminary and final purchase price allocations will have a material impact on the Company's financial position or results of operations. The assets and liabilities recorded in connection with the acquisitions of SPD, Ocean Systems, ILEX and STS were $318,825 and $77,557, $136,670 and $68,000, $58,370 and $3,939, and $34,471
and $6,949, respectively.

   Had the L-3 Acquisition and the SPD, Ocean Systems, ILEX and STS acquisitions occurred on January 1, 1997, the unaudited pro forma sales, net income and diluted earnings per share for the nine months ended September 30, 1998 and 1997 would have been $834,500, $18,300 and $0.64, and $718,800,
$6,900 and $0.25, respectively. The pro forma results are based on various assumptions and are not necessarily indicative of what would have occurred had the acquisitions been consummated on January 1, 1997.

                     L-3 COMMUNICATIONS HOLDINGS INC. AND
                        L-3 COMMUNICATIONS CORPORATION

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  (COMBINED) FINANCIAL STATEMENTS--CONTINUED

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4. CONTRACTS IN PROGRESS

   Billings and accumulated costs and profits on long-term contracts, principally with the U.S. Government, and other billed receivables comprise the following:

                                                      SEPTEMBER 30, 1998  DECEMBER 31, 1997
                                                      ------------------ -----------------
Billed contract receivables .........................      $ 83,947           $ 37,980
Unbilled contract receivables .......................        72,390             32,653
Other billed receivables, principally commercial and
 affiliates .........................................        77,977             32,785
Inventoried costs ...................................       145,395             82,954
                                                      ------------------ -----------------
                                                            379,709            186,372
Less, unliquidated progress payments ................       (33,897)           (19,170)
                                                      ------------------ -----------------
Net contracts in process ............................      $345,812           $167,202
                                                      ================== =================

5. DEBT

   The Company's long-term debt consists of the following:

                                         SEPTEMBER 30, 1998  DECEMBER 31, 1997
                                         ------------------ -----------------
Senior Credit Facilities:
 Term Loan Facilities ..................      $     --           $172,000
 Revolving Credit Facilities ...........       155,000                 --
10 3/8% Senior Subordinated Notes due
 2007 ..................................       225,000            225,000
8 1/2% Senior Subordinated Notes due
 2008 ..................................       180,000                 --
                                         ------------------ -----------------
  Total debt ...........................       560,000            397,000
Less current portion ...................            --              5,000
                                         ------------------ -----------------
  Total long-term debt .................      $560,000           $392,000
                                         ================== =================

   In February 1998, an amendment to the Senior Credit Facilities increased the Revolving Credit Facility there under to $200,000. During the third quarter of 1998, the Senior Credit Facilities were further amended to add a Revolving 364 Day Credit Facility for $185,000. The Revolving 364 Day Credit Facility expires 364 days after the closing of the amendment, at which time the Company may (i) request that the creditors extend it for one additional 364 day period or (ii) exercise an option to convert any or all of the borrowings outstanding thereunder into term loans which amortize over a two year period beginning March 31, 2001, and must be paid in full no later than March 31, 2003. Accordingly, borrowings under the Revolving 364 Day Credit Facility are classified as a long term obligation. Approximately $28,330 of the Revolving Credit Facility and $175,000 of the Revolving 364 Day Credit Facility are available at September 30, 1998, net of outstanding letters of credit of $26,670 drawn against the Revolving Credit Facility. The Revolving Credit Facility and the Revolving 364 Day Credit Facility comprise the Revolving Credit Facilities.

   In May 1998, L-3 Communications sold $180,000 of 81/2% senior subordinated notes (the "1998 Notes") due May 15, 2008 with interest payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1998. The 1998 Notes are redeemable at the option of L-3 Communications, in whole or in part, at any time on or after May 15, 2003, at various redemption prices plus accrued and

                     L-3 COMMUNICATIONS HOLDINGS INC. AND
                        L-3 COMMUNICATIONS CORPORATION

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  (COMBINED) FINANCIAL STATEMENTS--CONTINUED

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

unpaid interest to the applicable redemption date. In addition, prior to May 15, 2001, L-3 Communications may redeem up to 35% of the aggregate principal amount of 1998 Notes at a redemption price of 108.500% of the principal amount thereof, plus accrued and unpaid interest to the redemption date with the net cash proceeds of one or more equity offerings by Holdings that are contributed to L-3 Communications as common equity capital.

   The Senior Credit Facilities, the $225,000 of 10 3/8% senior subordinated notes due May 1, 2007 (the "1997 Notes") and the 1998 Notes agreements contain financial and restrictive covenants that limit, among other things, the ability of the Company to borrow additional funds, dispose of assets, or pay cash dividends. The Senior Credit Facilities contain financial covenants which require that (i) the Company's debt ratio, as defined, be less than or equal to 5.00 for the quarter ended September 30, 1998, and that the maximum allowable debt ratio, as defined therein, thereafter declines over time to less than or equal to 3.25 for the quarters ending September 30, 2002 and thereafter, and (ii) the Company's interest coverage ratio, as defined therein, be at least 2.00 for the quarter ended September 30, 1998, and thereafter increasing over time the interest coverage ratio, as defined therein, to at least 3.00 for any fiscal quarters ending September 30, 2002 and thereafter. Through and at September 30, 1998 the Company was in compliance with these covenants at all times.

   The indebtedness under the Senior Credit Facilities is guaranteed by Holdings and by certain of L-3 Communications' direct domestic subsidiaries. The payment of principal, premium, if any, and interest on the 1997 Notes and 1998 Notes is unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by substantially all of L-3 Communications' domestic subsidiaries, all of which are wholly-owned subsidiaries.

6. STOCK OPTIONS

   On May 1, 1998, the Company granted options to certain employees to purchase 285,370 shares of Common Stock at an exercise price of $22.00 per share and on terms substantially similar to the 1997 Options granted in 1997.

   On August 14, 1998, the Company granted options to certain employees to purchase 142,200 shares of Common Stock at an exercise price of $32.75 per share and on terms substantially similar to the 1997 Options granted in 1997.

7. SUPPLEMENTAL CASH FLOW INFORMATION

   Supplemental disclosures to the Condensed Consolidated Statement of Cash Flows follow:

                              NINE MONTHS ENDED   SIX MONTHS ENDED
                             SEPTEMBER 30, 1998  SEPTEMBER 30, 1997
                             ------------------ ------------------
Cash paid for interest  ....       $19,828             $4,332
Cash paid for income taxes         $   203             $   --

   During the nine months ended September 30, 1998, the Company recorded an income tax benefit of $524 directly to shareholders' equity related to the exercise of stock options.

   Prior to the L-3 Acquisition, the Predecessor Company participated in the Lockheed Martin cash management system, under which all cash was received and all payments were made by Lockheed Martin. For purposes of the statement of cash flows, all transactions with Lockheed Martin were deemed to have been settled in cash at the time they were recorded by the Predecessor Company.

                     L-3 COMMUNICATIONS HOLDINGS INC. AND
                        L-3 COMMUNICATIONS CORPORATION

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  (COMBINED) FINANCIAL STATEMENTS--CONTINUED

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. NEW ACCOUNTING PRONOUNCEMENTS

   On January 1, 1998 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. For the nine months ended September 30, 1998, comprehensive income was $19,038 and was comprised of net income of $18,690 and other comprehensive income of $348 relating to foreign currency translations. For the nine months ended September 30, 1997, there were no differences between net income and comprehensive income.

   In September 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes accounting standards for the way that public enterprises report information about operating segments and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 revises employers' disclosures about pension and other postretirement benefits plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirements benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87 "Employers' Accounting for Pensions", SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits" and SFAS No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions" were issued. SFAS 132 suggests combined formats for presentation of pension and other postretirement benefits disclosures. The Company is currently evaluating the impact, if any, of SFAS No. 131 and SFAS No. 132.

   In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which provides guidance on the financial reporting of start-up and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company is currently evaluating the impact, if any, of SOP 98-5.

   In September 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating the impact, if any, of SFAS No. 133 which is effective for all quarters of fiscal years beginning after June 15, 1999.

                     L-3 COMMUNICATIONS HOLDINGS INC. AND
                        L-3 COMMUNICATIONS CORPORATION

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  (COMBINED) FINANCIAL STATEMENTS--CONTINUED

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9. CONTINGENCIES

   Management is continually assessing the Company's obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost to be incurred by the Company in order to comply with these laws, based upon available internal and external assessments with respect to those environmental loss contingencies of which management of the Company is aware, the Company believes that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to the Company's result of operations. The Company accrues for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

   The Company is engaged in providing products and services under contracts with the U.S. Government and to a lesser degree, under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, periodically, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under government procurement regulations, an indictment of the Company by a Federal grand jury could result in the Company being suspended for a period of time from eligibility for awards of new government contracts. A conviction could result in debarment from contracting with the federal government for a specified term.

   The Company is periodically subject to litigation, claims or assessments and various contingent liabilities (including environmental matters) incidental to its business. With respect to those investigative actions, items of litigation, claims or assessments of which they are aware, management of the Company believes that, after taking into account certain provisions that have been made with respect to these matters, the ultimate resolution of any such investigative actions, items of litigation, claims or assessments would not have a material adverse effect on the financial position or result of operations of the Company.

SUBSEQUENT EVENTS

  On November 6, 1998, L-3 Communications acquired all the outstanding stock of DBS Microwave Inc. ("DBS") for $13,000 of cash subject to adjustment based on closing net assets, as defined, and additional consideration based on the post-acquisition performance of DBS. The acquisition was financed with borrowings under the Revolving Credit Facilities.

ITEM 2.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

   The Company is a leading merchant supplier of sophisticated secure communication systems and specialized communication products including secure, high data rate communication systems, microwave components, avionics and ocean systems, telemetry, instrumentation and space products. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. The Company's systems and specialized products are used to connect a variety of airborne, space, ground-and sea-based communication systems and are incorporated into the transmission, processing, recording, monitoring and dissemination functions of these communication systems. The Company's customers include the DoD, selected Government intelligence agencies, major aerospace/defense prime contractors, foreign governments and commercial customers.

   All domestic government contracts and subcontracts of the Company are subject to audit and various cost controls, and include standard provisions for termination for the convenience of the Government. Multi-year Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the relevant foreign government.

   The defense industry has recently undergone significant changes precipitated by ongoing federal budget pressures and new roles and missions to reflect changing strategic and tactical threats. Since the mid-1980's, the overall U.S. defense budget has declined in real dollars. In response, the DoD has focused its resources on enhancing its military readiness, joint operations and digital command and control communications by incorporating advanced electronics to improve the performance, reduce operating costs and extend the life expectancy of its existing and future platforms. The emphasis on system interoperability, force multipliers and providing battlefield commanders with real-time data is increasing the electronics content of nearly all of the major military procurement and research programs. As a result, the DoD's budget for communications and defense electronics is expected to grow. According to Federal Sources, an independent private consulting group, the defense budget for command, control, communications and intelligence (C(3)I) is expected to increase from $31.0 billion in the fiscal year ended September 30, 1998 to $42.0 billion in the fiscal year ended September 30, 2002, a compound annual growth rate of 6.3%.

RESULTS OF OPERATIONS

   The following information should be read in conjunction with the condensed consolidated (combined) financial statements and the notes thereto included herein, which reflect the Company's results of operations from the effective date of the L-3 Acquisition, April 1, 1997, and also include the results of operations of SPD, Ocean Systems, ILEX and STS (collectively, the "1998 Acquisitions") from the effective dates of such acquisitions. The results of operations presented below exclude the results of operations of the 1998 Acquisitions for periods prior to their effective dates.

   The condensed consolidated (combined) financial statements also reflect the results of operations of the Predecessor Company for the three months ended March 31, 1997. Operating income of the Company and the Predecessor Company are not directly comparable between the nine month periods ended September 30, 1998 and 1997, because of the effects of valuation of assets and liabilities recorded in accordance with Accounting Principles Board Opinion No. 16 ("APB 16") by the Company in the purchase accounting for the L-3 Acquisition. The results of operations of the Predecessor Company for the three months ended March 31, 1997 include certain costs and expenses allocated by Lockheed Martin for corporate office expenses based primarily on the allocation methodology prescribed by government regulations pertaining to government contractors. Interest expense was allocated based on Lockheed

Martin's actual weighted average consolidated interest rate applied to the portion of the beginning of the year invested equity deemed to be financed by consolidated debt based on Lockheed Martin's debt to equity ratio on such date. The provision (benefit) for income taxes was allocated to the Predecessor Company as if it were a separate taxpayer, calculated by applying statutory rates to reported pre-tax income after considering items that do not enter into the determination of taxable income and tax credits. Also pension and post employment benefit costs were allocated based on employee headcount. Accordingly, the results of operations of the Predecessor Company discussed herein may not be the same as would have occurred had the Predecessor Company been an independent entity.

 THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1997

   Sales increased to $291.3 million for the three months ended September 30, 1998 (the "1998 Third Quarter") from $174.8 million for the three months ended September 30, 1997 (the "1997 Third Quarter"). Operating income increased to $30.0 million in the 1998 Third Quarter from $17.9 million in the 1997 Third Quarter. Net income increased to $10.5 million in the 1998 Third Quarter from $5.3 million in the 1997 Third Quarter. Basic earnings per share and diluted earnings per share were $0.38 and $0.37 for the 1998 Third Quarter and $0.26 and $0.26 for the 1997 Third Quarter, respectively.

   The increases in basic and diluted weighted average shares outstanding were primarily attributable to the Holdings IPO and the exercise of stock options (see "Liquidity and Capital Resources" below). Diluted earnings per share gives effect to the Holdings stock options which were granted to employees in 1997 and 1998.

   Sales increased by $116.5 million in the 1998 Third Quarter compared to the 1997 Third Quarter. The 1998 Acquisitions contributed sales of approximately $100.0 million. The remaining increase was primarily attributable to higher sales volumes on secure telephone equipment (STE), aviation recorders, display systems and unmanned aerial vehicles (UAV) programs, partially offset by lower sales volume on commercial telecommunications products.

   Operating income increased by $12.1 million to $30.0 million in the 1998 Third Quarter from $17.9 million in the 1997 Third Quarter. Operating income as a percentage of sales ("operating margin") was 10.3% for the 1998 Third Quarter compared to 10.2% for the 1997 Third Quarter. The increase in operating income is principally attributable to improved margins on sales of space communications and military communication systems, aviation recorders and display systems, partially offset by lower sales volume on commercial telecommunications products and lower margins from the STS acquired business. The 1998 Acquisitions contributed $9.5 million of operating income to the 1998 Third Quarter.

   EBITDA for the 1998 Third Quarter increased by $16.3 million to $40.6 million from $24.3 million in the 1997 Third Quarter. EBITDA is defined as operating income plus depreciation expense and amortization expense (excluding the amortization of debt issuance costs) and the non-recurring, noncash compensation charge. EBITDA is not a substitute for operating income, net income or cash flows from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA is presented as additional information because the Company believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements. EBITDA as a percentage of sales ("EBITDA margin") for the 1998 Third Quarter remained the same at 13.9% compared to the 1997 Third Quarter. The increase in EBITDA was attributable to the items affecting the trends in operating income between the 1998 Third Quarter and the 1997 Third Quarter discussed above.

   Interest expense, net for the 1998 Third Quarter was $12.8 million compared to $9.3 million for the 1997 Third Quarter. The increase was primarily attributable to higher average outstanding debt balances during the 1998 Third Quarter compared to the 1997 Third Quarter as a result of borrowings made under the Revolving Credit Facility primarily in connection with the SPD and Ocean Systems acquisitions and the issuance of the 1998 Notes in May 1998.

   The effective income tax rate for the 1998 Third Quarter was 39.1%, reflecting the estimated effective income tax rate for the year ending December 31, 1998. The effective income tax rate was 39.0% for the 1997 Third Quarter.

 NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

   The results of operations for the nine months ended September 30, 1997 (the "1997 Period") were obtained by combining, without adjustment, the historical results of operations of the Predecessor Company for the three months ended March 31, 1997 with the historical results of operations of the Company for the six months period ended September 30, 1997. Changes between periods for the nine months ended September 30, 1998 (the "1998 Period") and the 1997 Period are affected by the timing of the L-3 Acquisition and the 1998 Acquisitions.

   The following table sets forth selected income statement data for the Company and the Predecessor Company for the periods indicated.

                                                                        NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                                    -------------------------------------------
                                                                                       PREDECESSOR
                                                        COMPANY          COMPANY         COMPANY
                                                      NINE MONTHS      SIX MONTHS     THREE MONTHS
                                                         ENDED            ENDED           ENDED
                                                     SEPTEMBER 30,    SEPTEMBER 30,     MARCH 31,
                                                          1998            1997            1997        COMBINED
                                                    --------------- ---------------  -------------- ----------
                                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales .............................................      $708.3          $342.8          $158.9        $501.7
                                                    --------------- ---------------  -------------- ----------
Operating income ..................................        63.6            28.6             7.9          36.5
Interest expense, net .............................        32.9            19.2             8.4          27.6
Income tax expense (benefit) ......................        12.0             5.4            (0.2)          5.2
                                                    --------------- ---------------  -------------- ----------
Net income (loss) .................................      $ 18.7          $  4.0          $  (0.3)      $  3.7
                                                    =============== ===============  ============== ==========
Earnings per share:
 Basic ............................................      $ 0.78
 Diluted ..........................................      $ 0.75
Weighted average shares outstanding:
 Basic ............................................        23.9
 Diluted ..........................................        25.0
Depreciation and amortization expenses included in
 operating income .................................      $ 26.7          $ 17.5          $  7.8        $ 25.3
EBITDA ............................................      $ 90.3          $ 46.1          $ 15.7        $ 61.8

   Sales increased to $708.3 million for the 1998 Period from $501.7 million for the 1997 Period. Operating income for the 1998 Period increased by $27.1 million to $63.6 million from $36.5 million in the 1997 Period. Net income increased to $18.7 million from $3.7 million in the 1997 Period. Basic earnings per share and diluted earnings per share for the 1998 Period were $0.78 and $0.75, respectively, based on weighted average shares outstanding of 23.9 million and 25.0 million, respectively.

   Sales increased by $206.6 million in the 1998 Period compared to the 1997 Period. The 1998 Acquisitions contributed sales of approximately $160.0 million. The remaining increase was primarily attributable to an increase in production and shipments on the CHBDL, Raptor and UAV programs and increased sales volumes on STE, aviation recorders, display systems and RF safety and monitoring products, partially offset by lower sales volume on commercial telecommunications products.

   Operating income increased by $27.1 million to $63.6 million in the 1998 Period from $36.5 million in the 1997 Period. Operating margin increased to 9.0% for the 1998 Period compared to 7.3% for the 1997 Period. The increase in operating income for the 1998 Period is principally attributable to (i) improved margins on sales of space communications and military communication systems, aviation recorders and display systems and increased sales volume on higher margin RF safety and monitoring products, partially offset by lower sales volume on commercial telecommunications products and lower margins from the STS acquired business, (ii) the negative impact on operating income for the 1997 Period from the non-recurring, noncash compensation charge of $4.4 million or $0.22 per share recorded effective April 1, 1997, related to the initial capitalization of the Company, and (iii) losses incurred in the 1997 Period by the Predecessor Company on three programs at Communication Systems -- East. The 1998 Acquisitions contributed $10.1 million of operating income to the 1998 Period. Excluding the non-recurring, noncash compensation charge, operating margin for the 1997 Period was 8.2%.

   EBITDA for the 1998 Period increased by $28.5 million to $90.3 million from $61.8 million in the 1997 Period. EBITDA margin increased to 12.7% for the 1998 Period from 12.3% for the 1997 Period. The increases in EBITDA and EBITDA margin were primarily attributable to the items affecting the trends in operating income between the 1998 Period and the 1997 Period discussed above, excluding the non-recurring, noncash compensation charge which is not included in EBITDA.

   Interest expense, net for the Company in the 1998 Period was $32.9 million, compared to $27.6 million in the 1997 Period for the Company and Predecessor Company combined. The increase was attributable to higher average outstanding debt balances in the 1998 Period, partially offset by higher interest income in the 1998 Period.

   The effective income tax rate of the Company for the 1998 Period was 39.1%, reflecting the estimated effective income tax rate for the year ended December 31, 1998. The effective tax rate for the 1997 Period for the Company and Predecessor Company combined was 58.0%, and was significantly impacted by the $4.4 million non-recurring noncash compensation charge recorded effective April 1, 1998 and the Predecessor Company's amortization of costs in excess of net assets acquired for the three months ended March 31, 1997 both of which were not deductible for income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

   During the third quarter of 1998, the Senior Credit Facilities were amended to add to the existing $200.0 million Revolving Credit Facility, the Revolving 364 Day Credit Facility for $185.0 million. The Revolving 364 Day Credit Facility expires 364 days after the closing of the amendment, at which time the Company may (i) request that the creditors extend it for one additional 364 day period or (ii) exercise an option to convert any or all of the borrowings outstanding thereunder into term loans which amortize over a two year period beginning March 31, 2001, and must be paid in full no later than March 31, 2003.

   The Revolving 364 Day Credit Facility together with the Company's Revolving Credit Facility, increased borrowings available to the Company, before reductions for outstanding letters of credit, to $385.0 million. At September 30, 1998, available borrowings under the Revolving Credit Facility and Revolving 364 Day Credit facility were $28.3 million and $175.0 million, respectively, after reductions for borrowings of $145.0 and $10.0 million, respectively, and outstanding letters of credit drawn against the Revolving Credit Facility of approximately $26.7 million.

   The Senior Credit Facilities, the 1998 Notes and the 1997 Notes contain financial covenants, which remain in effect so long as any amount is owed thereunder by L-3 Communications. The financial covenants under the Senior Credit Facilities require that (i) L-3 Communications' debt ratio, as defined, be less than or equal to 5.00 for the quarter ended September 30, 1998, and that the maximum allowable debt ratio, as defined, thereafter declining over time to less than or equal to 3.25 for the quarters ending September 30, 2002 and thereafter, and (ii) L-3 Communications' interest coverage ratio, as defined, be at least 2.00 for the quarter ended September 30, 1998 and thereafter increasing over time the interest coverage ratio, as defined, to at least 3.00 for any fiscal quarters ending September 30, 2002 and thereafter. As of September 30, 1998, L-3 Communications was in compliance with these covenants at all times.

   The Company has a substantial amount of indebtedness. Based upon the current level of operations, management believes that the Company's cash flow from operations, together with available borrowings under the Revolving Credit Facilities, will be adequate to meet its anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments, interest payments and scheduled principal payments for the foreseeable future including at least the next three years. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that currently anticipated improvements will be achieved. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its existing debt or obtain additional financing. The Company's ability to make scheduled principal payments, to pay interest on or to refinance its indebtedness depends on its future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting the defense industry and to general economic, political, financial, competitive, legislative and regulatory factors beyond its control. There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including the 1997 Notes and 1998 Notes, or make necessary capital expenditures and program and discretionary investments.

ACQUISITIONS

   During the first quarter of 1998, the Company purchased the assets of Ocean Systems for $67.5 million of cash, the assets of ILEX for $51.9 million of cash, subject to adjustment based on closing net assets and additional consideration based on post-acquisition performance of ILEX, and the assets of STS for $27.0 million in cash, subject to adjustment based upon closing net assets. During the third quarter of 1998, the Company acquired the stock of SPD for $230.0 million in cash, subject to adjustment based on closing adjusted net assets, as defined.

   Additionally, during the nine months ended September 30, 1998, the Company purchased five other companies for an aggregate purchase price of $24.8 million of cash, before adjustments, as appropriate, based on closing date net assets and additional consideration based on post-acquisition performance. These five other acquisitions individually or in the aggregate are not expected to have a material effect on the results of operations or financial position of the Company.

  On November 6, 1998, L-3 Communications acquired all of the outstanding stock of DBS Microwave Inc. ("DBS") for $13.0 million of cash, subject to adjustment based on closing net assets, as defined, and additional consideration based on the post-acquisition performance of DBS. The acquisition was financed with borrowings under the Revolving Credit Facilities.

   The Company considers and executes strategic acquisitions on an ongoing basis and may be evaluating acquisitions or engaged in acquisition negotiations at any given time.

BALANCE SHEET

   The increases in contracts in process, other current assets, property, plant and equipment, net of accumulated depreciation and amortization, intangibles, customer advances, other current liabilities, and pension and post-retirement benefits of $178.6 million, $13.7 million, $34.2 million, $310.9 million, $24.1 million, $21.1 million, and $56.3 million, respectively, from December 31, 1997 to September 30, 1998 are principally related to the acquired businesses. The increase in other assets of $9.1 million is primarily attributable to debt issuance costs incurred in connection with the 1998 Notes and amendments to the Senior Credit Facilities which have been deferred and are being amortized over the terms of underlying debt.

   Working capital increased by $9.2 million to $141.0 million at September
30, 1998 from $131.8 million at December 31, 1997. Working capital, excluding cash and the current portion of long term debt, increased $76.0 million and was primarily attributable to the working capital of the acquired businesses. The Company's current ratio at September 30, 1998 decreased to 1.6:1 compared with 2.0:1 at December 31, 1997.

STATEMENT OF CASH FLOWS

 NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1997

   The following table sets forth selected cash flow statement data for the Company and the Predecessor Company for the Periods indicated:

                                                                   NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                             -----------------------------------------------
                                                                                   PREDECESSOR
                                                COMPANY            COMPANY           COMPANY
                                              NINE MONTHS         SIX MONTHS       THREE MONTHS
                                                 ENDED              ENDED             ENDED
                                          SEPTEMBER 30, 1998  SEPTEMBER 30, 1997  MARCH 31, 1997  COMBINED
                                          ------------------ ------------------  --------------- ----------
Net cash from (used in) operating
 activities .............................       $  48.2            $  56.4            $(16.3)      $  40.1
Net cash (used in) investing activities          (417.8)            (479.0)             (4.3)       (483.3)
Net cash from financing activities  .....         297.9              462.4              20.6         483.0

   NET CASH FROM (USED IN) OPERATING ACTIVITIES: Cash from operating activities of the Company for the nine months ended September 30, 1998 was $48.2 million. Earnings after adjustment for non-cash items and deferred income taxes provided $58.8 million, and uses of cash for changes in operating assets and liabilities, net of amounts acquired was $10.6 million.

   Net cash from operating activities for the nine months ended September 30, 1997 was $40.1 million. Earnings after adjustment for noncash items and deferred income taxes provided $35.3 million. Changes in operating assets and liabilities, consisting primarily of increases in accrued employment costs and accrued interest and decreases in accounts payable and other current liabilities, all attributable to timings of payments contributed $4.8 million.

   NET CASH (USED IN) INVESTING ACTIVITIES: Cash used in investing activities for the nine months ended September 30, 1998 was $417.8 million and consisted primarily of $412.5 million, net of cash acquired, paid by the Company for acquisitions of businesses. The Company typically makes capital expenditures related primarily to improvement of manufacturing facilities and equipment. The Company expects that its capital expenditures for 1998 will be approximately $27.0 million.

   Cash used in investing activities for the nine months ended September 30, 1997 was $483.3 million and consisted primarily of $470.7 million paid by the Company for the L-3 Acquisition.

   NET CASH FROM FINANCING ACTIVITIES: For the nine months ended September 30, 1998, the Company's cash from financing activities was $297.9 million.

   On May 19, 1998, Holdings sold 6.9 million shares of its Common Stock in the IPO representing 25.2% of Holdings' Common Stock. The net proceeds from the IPO amounted to $139.5 million after underwriting discounts and commissions and expenses of $12.3 million. Concurrent with the IPO, L-3 Communications sold $180.0 million aggregate principal amount of the 1998 Notes, whose net proceeds amounted to $173.8 million after debt issuance costs of $6.2 million. The combined net proceeds from the IPO and the 1998 Notes of $313.3 million were used to (i) prepay all $171.0 million of borrowings outstanding under the Term Loan Facilities, and (ii) repay $67.8 million of then outstanding borrowings under the Revolving Credit Facility which were primarily made to finance the Ocean Systems acquisition, and (iii) partially finance the SPD acquisition. During the third quarter of 1998, the Company also made borrowings, net of repayments, under the Revolving Credit Facility of $155.0 million primarily to partially finance the SPD acquisition.

   Cash from financing activities of the Company was $483.0 million for the nine months ended September 30, 1997, and was primarily due to the debt incurred and proceeds from the issuance of common stock related to the initial capitalization of the Company and the financing of the L-3 Acquisition. Cash from financing activities also included $20.6 million of advances from Lockheed Martin to the Predecessor Company. Prior to the L-3 Acquisition, the Predecessor Company participated in the Lockheed Martin cash management system, under which all cash was received and all payments were made by Lockheed Martin. For purposes of the statement of cash flows, all transactions with Lockheed Martin were deemed to have been settled in cash at the time they were recorded by the Predecessor Company.

CONTINGENCIES

   See Note 9 to the Condensed Consolidated (Combined) Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

   In September 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes accounting standards for the way that public enterprises report information about operating segments and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 revises employers' disclosures about pension and other postretirement benefits plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirements benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87 "Employers' Accounting for Pensions", SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits" and SFAS No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions" were issued. SFAS 132 suggests combined formats for presentation of pension and other postretirement benefits disclosures. The Company is currently evaluating the impact, if any, of SFAS No. 131 and SFAS No. 132.

   In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which provides guidance on the financial reporting of start-up and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company is currently evaluating the impact, if any, of SOP 98-5.

   In September 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating the impact, if any, of SFAS No. 133 which is effective for all quarters of fiscal years beginning after September 15, 1999.

YEAR 2000

   The inability of business processes to continue to function correctly after the beginning of the Year 2000 could have serious adverse effects on companies and entities throughout the world. Because the Company's business units operate autonomously, each business unit has undertaken an effort to identify and mitigate Year 2000 issues related to their information systems, products, facilities, suppliers and customers. Therefore, the Company's Year 2000 effort is a composite of its business units' Year 2000 efforts, coordinated through a Company-wide program instituted to oversee, guide and track business units' Year 2000 efforts and to facilitate Company-wide communications regarding Year 2000 methods.

   Each business unit has appointed a Year 2000 project manager who oversees a team responsible for performing its Year 2000 efforts in four phases: (i) define, identify and inventory possible sources of Year 2000 issues, including internal systems and products and services sold to customers; (ii) analyze and determine the nature and extent of Year 2000 issues and develop project plans to address those issues; (iii)

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
implement and execute project plans to remediate or replace non-compliant items, as appropriate, based upon assessed risk and priority; and (iv) commence and complete testing, continue monitoring readiness and prepare necessary contingency plans. The progress of this program is monitored at each business unit with oversight by Corporate Management. This oversight includes periodic reviews as well as visits to each business unit to monitor progress with the plans. Management plans to complete the first three phases of the program for a substantial majority of critical systems within the Company by the end of March 1999 and to have nearly all significant information systems, products and facilities in the final phase of the program by mid-1999.

   The total costs associated with the Company's Year 2000 efforts are estimated to be $16.2 million and include $7.1 million of capitalizable costs with the remaining costs expensed as incurred. The Company has incurred approximately $6.6 million of such costs to date. Substantially all of the remaining estimated costs are expected to be incurred in 1999.

   The Company believes that there is low risk with respect to its operations that any internal critical system will not be Year 2000 compliant by the end of 1999. The Company's business operations are also dependent on the Year 2000 readiness of its customers and infrastructure suppliers in areas such as utilities, communications, transportation and other services. In those environments, there could be instances of failure that could cause disruptions in business transaction processes of the Company. The likelihood and effects of failures in infrastructure systems and in the customer and supply chains cannot be estimated, but such a failure could potentially result in a material adverse impact on results of operations, liquidity or financial position of the Company. The Company continues to attempt to assess the Year 2000 compliance and readiness of its material third-party suppliers and customers. Such attempts include written inquiries as to their Year 2000 certification of compliance. As indicated above, contingency plans for suppliers, customers and critical systems impacted by Year 2000 issues will be developed in the 4th quarter. These estimates and projections could change as work progresses.

   Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this quarterly report are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from the Company's current expectations, including but not limited to economic, competitive, leverage, and technological factors and risks inherent in government contracts, affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

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
                         PART II -- OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K(A)

   (a) Exhibits
       11. L-3 Communications Holdings, Inc. Computation of Basic Earnings Per Share and Diluted Earnings Per Share

       99.1 Amended and Restated Credit Agreement, dated August 13, 1998

       99.2 364 Day Credit Agreement, dated August 13, 1998

   (b) Reports on Form 8-K

       Report filed on August 19, 1998 regarding the acquisition of SPD Technologies Inc.

       Report filed on October 27, 1998 regarding the acquisition of SPD Technologies Inc.

       Report filed on October 30, 1998 regarding the acquisition of SPD Technologies, Inc.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          L-3 Communications Holdings, Inc.
                                          and
                                          L-3 Communications Corporation
                                          -----------------------------------
                                          Registrants

Date: November 13, 1998                   Robert V. LaPenta
                                          -----------------------------------
                                          President and Chief Financial
                                          Officer
                                          (Principal Financial Officer)

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